UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

MHHC Enterprises, Inc.

(Exact name of registrant as specified in its charter)

Nevada	82-4972078
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

400 Union ST SE

STE 200

Olympia, WA 98501

(Mailing Address of principal executive offices)

253-336-6442

(Issuer’s telephone number, including area code)

Explanatory Note:

MHHC Enterprises, Inc. (the “Company”), is amending its Semi-Annual Report on Form 1-SA (the “Report”) to solely to correct and clarify certain statements made in the Report. Specifically, “Item 1 - Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Report at pages 3 and 7 referred to $2.4 million of receivables as of September 25, 2023, and this amendment corrects and clarifies that statement by disclosing that as of September 25, 2023, the Company has increased 2023 year-to-date extended service contract sales to approximately $2.4 million (subject to deferred revenue accounting treatment as attributed to extended service contracts beyond one year terms), of which approximately $1.1 million has been collected with the remaining approximately $1.3 million as accounts receivable as of that date. The Report as amended hereby continues to speak as of the date on which the Report was initially filed, and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the initial filing of the Report other than as expressly indicated in this amendment.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis concerning the financial condition and results of operations of MHHC Enterprises, Inc. (“MHHC,” the “Company,” “we,” “our” or “us”) should be read in conjunction with the financial statements for the period ended June 30, 2023 contained in Item 3 of this Semi-Annual Report on Form 1-SA (this “Report”), our audited financial statements for the fiscal years ended December 31, 2022 and 2021 which are contained in the Company’s Special Report on Form 1-K filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2023, and the Risk Factors contained in our Offering Statement on Form 1-A most recently filed with the SEC on January 10, 2023 (the “Offering Statement”).

The following discussion contains certain forward-looking statements including statements relating to future plans, events, financial performance, strategies, business opportunities, expectations and other statements other than historical fact, including statements concerning our growth initiatives and restructuring efforts and the anticipated results of these undertakings on our operating results and liquidity. These forward-looking statements are based on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown that could cause actual results and developments to differ materially from those expressed or implied in such statements. You can identify these statements by forward-looking words such as “may,” “might,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those risks and uncertainties described under “Risk Factors” in our Offering Statement as filed with the SEC.

Company Overview

MHHC is a diversified holding company whose core businesses are presently composed of three active subsidiaries: MHHC Warranty and Services, Inc., MHHC Reinsurance, Inc., and ONBLi, Inc. The Company’s business plan is to develop each of its subsidiaries into a profitable enterprise within their respective industry by deploying strategic and development expertise to offer competitive products and services.

The Company’s current revenues are generated by MHHC Warranty and Services, Inc., primarily through the sale of Extended Service Contracts (“ESCs”). ESC coverage plans fall into four categories including residential appliances, consumer electronics, audio visual and all home products. Our ESCs are distributed through Consumer Priority Services (“CPS”), a wholesaler that is our principal customer and has historically been responsible for the majority of our total revenue. CPS purchases the ESCs from MHHC at wholesale pricing, marks the ESCs up (at their discretion) and then resells them to over 1,000 retail brick and mortar retail stores and to exclusive e-commerce sales portals like Groupon. After the ESC is sold by CPS to a retail or other distributor and then sold by such retail or other distributor to an end-use together with the covered product, we administer the ESC, including evaluating and approving qualifying claims and providing for the repair or replacement of the covered product if the claim is approved.

The Company creates and specializes in warranty service programs for a variety of manufacturers and industries including heating, ventilating and air conditioning (HVAC), a utility company which provides home appliance warranties to its customer base, and computer and electronics sellers who supply such products to educational institutions and other organizations and provide accidental damage protection on such products. MHHC also offers call center "on-shoring" for processing claims and service calls, as well as troubleshooting solutions over the phone and developing processes to eliminate overhead costs of shipping and timely repairs on approved claims.

The types of warranty coverage the Company offers can generally be divided into four categories: (1) extended warranties (ESC), which provide fixed-term warranty coverage on a product that extends beyond the warranty coverage period offered on warranties included by the manufacturer of the product; (2) monthly warranties, which provide coverage on a month-to-month basis in exchange for a monthly fee, and which is cancellable at any time or on short notice by the consumer beneficiary; (3) accidental damage protection (“ADP”) warranties, which provide a fixed term of coverage beginning from inception or receipt of the covered product without regard to any separate manufacturer-provided warranty coverage; and (4) assurance warranties, which cover claims for warranties involving the general performance or function of the covered product.

Our pricing model implements potential increases in the prices we charge a customer on a month-to-month basis based on (1) a customer failing to meet minimum purchase commitments, or (2) claims exceeding a maximum threshold.

We also derive a small portion of our revenue from assurance warranty revenues, which entails the outsourcing of warranty support to us from manufacturers.

Beginning in 2024, we intend to also offer warranty products directly to consumers through our e-commerce portal warrantyyourworld.com, and sell add-on warranties directly through manufacturer online sales portals. We also plan to launch an in-house e-commerce website ONBLi.com to offer warranty services for other types of consumer electronics.

In addition, in an effort to accelerate the growth of the Company’s ESC services, the Company is currently developing an expansion strategy to develop, build, and license various products and services for sale through a proprietary internally developed online ecommerce platform, and to potentially pursue new business opportunities to expand upon and complement our existing business.

The Company, through a newly formed wholly owned subsidiary, ONBLi, Inc. shall further integrate its ecommerce platform with a streamlined easy to use customer focused process that will directly link its ecommerce platform with the Company’s ESC warranty services, providing customers with ecommerce linked products and services coupled with warranty services. MHHC Reinsurance, Inc. acts as a reserve/investment fund backing up MHHC Warranty and Services, Inc’s ESC claim reserve fund.

Management Update

Management has taken decisive steps to expand upon its business, support operational efficiency and mitigate the Company’s going concern issues, primarily through a comprehensive restructuring of MHHC Warranty and Services, our largest revenue producer. This restructure involved the appointment of a President of Sales and Marketing, Brett Lassig, and a President of Operations, Vincent Lewis, to lead the transformation efforts.

As a result of this restructuring, significant plans have been implemented and milestones achieved, which are summarized below:

1.	Revenue Growth Strategy: Our Sales and Marketing Organization has focused on three key business channels to drive revenue growth:
  Agents reselling warranty products through e-commerce portals or brick-and-mortar operations.
  Enterprise businesses procuring original equipment manufacturer (OEM) and Extended Service coverage in mass quantities.
  Consumer Direct channel, enabling individuals to purchase warranty coverage through our Warranty Your World.com portal or its complementary iOS or Android portal.
2.	Financial Progress: MHHC Warranty and Services has demonstrated substantial progress:
  Increased 2023 year-to-date extended service contract sales to approximately $2.4 million (subject to deferred revenue accounting treatment as attributed to extended service contracts beyond one year terms) as of September 25, 2023, as compared to $423,702.40 for the full nine months ended September 30, 2022.
  As of September 25, 2023, accounts receivable stand at approximately $1.3 million after approximately $1.1 million has been collected.
  Acquired 25 new enterprise business sales that includes 18,160 new warranty policy contracts in the six months ended June 30, 2023 when compared to the six months ended June 30, 2022.
  Increase of 3,360 new agent policy contracts with consumers from agent sales over the same six month periods.
3.	Operational Efficiency Enhancements: Operational improvements include cost-effective methods and procedures to enhance efficiency in bulk sales to Enterprise or Agent sales sectors, automated processing of claims, and streamlined financial outputs such as issuing invoices with minimal human intervention. We have also implemented key performance indicators (KPIs) to manage the claims process effectively and reduce frivolous or out-of-coverage claims.
4.	Financial Resilience and Growth: These restructuring efforts have demonstrated a positive impact on our financials:
  Improved net operating cash.
  Increased the number of contracts sold between periods, reflecting a substantial increase in revenue-generating activities.
  Enhanced operational resilience through improvements and redundancy in our underwriting support.

Looking ahead, we are confident that, by 2024, going concerns will be largely if not completely eliminated. We will continue to focus on expanding each sales channel's revenue base and providing resources to grow other corporations within the MHHC Enterprises, Inc. family.

We remain committed to achieving our strategic objectives and creating sustainable growth for our organization

Results of Operations:

Six Months Ended June 30, 2023 and June 30, 2022:

Revenues:

Revenues for the six months ended June 30, 2023 were $417,828 compared to $270,849 for the six months ended June 30, 2022, an increase of $146,979 or 54.3%. The increase related primarily to an additional $87,264 of extended warranty revenues in the 2023 period as well as the commencement of both $42,000 of monthly home appliance warranty revenues and $22,114 of accidental damage protection warranty revenues on computer and electronics in the 2023 period.

Cost of Revenues:

Cost of revenues for the six months ended June 30, 2023 were $114,711 compared to $105,805 for the six months ended June 30, 2022 an increase of $8,906 or 8.4%. The increase related primarily to claims expense for extended warranties. Because the increase in revenues outpaced the increase in cost of revenues, gross margins increased to 71.8% in the 2023 period compared to 60.9% in the 2022 period.

Operating Expenses:

Operating expenses, consisting of general and administrative expenses, for the six months ended June 30, 2023 were $556,161 compared to $940,852 for the six months ended June 30, 2022 a decrease of $384,691 or 40.9%. The decrease related primarily to decreased share based compensation of $293,289, decreased system maintenance of $138,406, and legal and professional fees of $81,314, partially offset by increased wages of $57,337, , travel of $27,346 and dues and subscriptions of $27,326.

Net Loss:

The net loss for the six months ended June 30, 2023 was ($333,602) compared to a net loss of ($782,586) for the six months ended June 30, 2022, a decrease of $448,984 or 57.4%.

Liquidity and Capital Resources

Operating Activities:

Net cash provided by operating activities was $92,583 for the six months ended June 30, 2023 compared to net cash (used in) operating activities of ($308,682) for the six months ended June 20, 2022. The difference primarily resulted from an increase in contract liabilities of $1,539,400, a decrease in the net loss of $448,984, a decrease in forgiveness of debt of $34,239 and decreased amortization of debt discount of $26,979, partially offset by an increase in accounts receivable of $1,168,598, decreased share-based compensation of $293,289, decreased warranty claims payable of $123,055, and decreased accrued expenses of $55,868.

Investing Activities:

Net cash used in investing activities in the six months ended June 30, 2023 was $18,554. There were no investing activities during the six months ended June 30, 2022.

Financing Activities:

Net cash provided by financing activities was $41,342 for the six months ended June 30, 2023, compared to net cash provided by financing activities of $175,801 for the six months ended June 20, 2022. Repayments of notes payable, net of additional proceeds received, were $21,153 during the 2023 period whereas proceeds received from notes payable, net of repayments, were $175,801 during the 2022 period. In addition, net advances received from related parties were $62,495 during the 2023 period and were $0 during the 2022 period.

Liquidity

As of September 25, 2023, the Company has $124,050 in available cash. The Company does not have sufficient capital to meet its working capital needs for the next 12 months. It is dependent upon raising sufficient capital, including the Regulation A offering which seeks to raise up to $50,000,000, of which no funds have been raised despite being qualified in January 2023. Its similar previous offering without a broker-dealer earlier in 2022 was unsuccessful. Alternatively, we may seek funding in a private placement transaction prior to or in addition to the Regulation A offering. We cannot assure you we will raise sufficient capital.

Loan Transactions

On January 30, 2023, the Company issued a $170,000 promissory note to ODK Capital, LLC (“OnDeck”) in exchange for: (i) repaying the $134,028 balance remaining on the note issued to OnDeck on February 25, 2022; and (ii) additional cash proceeds of $30,872 (total of $164,900), representing an original issue discount of $5,100. The note requires 104 weekly payments (including principal and interest) of $2,370 commencing February 6, 2023 for a total of $246,500, with a final maturity date of January 28, 2025.

On March 9, 2023, the Company issued a $58,800 promissory note to Everest Business Funding (“Everest”) in exchange for: (i) repaying the $12,645 due on the note issued to Everest on September 13, 2022; and (ii) additional cash proceeds of $28,110 (total of $40,755), representing an original issue discount of $18,045. The note requires 31 weekly payments (including principal and interest) of $1,897 commencing March 16, 2023 for a total of $58,800, with a final maturity date of October 12, 2023.

The Company’s officers and directors have provided advances to the Company that are unsecured and are due on demand. Interest accrues on the advances at the prime rate plus 4%. During the six months ended June 30, 2023 and 2022, the Company received advances totaling $117,496 and made repayments of $55,001 to the related parties. At June 30, 2023, the Company owed $165,765 for related party advances. At June 30, 2023, accrued interest payable on the advances was $12,215.

Reserves and Reinsurance Requirements

The Company sells extended warranties in approximately 48 states. Certain states (“Regulatory States”) have regulatory requirements to sell ESCs. The Company has been obtaining and meeting regulatory requirements in the following Regulatory States: AL, AR, AZ, CT, CA, IA, IL, KY, LA, MA, MD, MN, MO, NM, NV, OK, OR, SC, TX, UT, VA, VT, WA, and WI. While each Regulatory State has different requirements, in general, they require companies selling ESC’s to meet one of the following requirements: (i) have $100,000,000 or more in assets; (ii) carry an appropriate bond and maintain appropriate reserves; or (iii) maintain a Contract Liability Policy (“CLP”, or “CLIP”).

The Company maintains cash reserves to pay future claims on extended warranties. MHHC Reinsurance, Inc., a Washington Corporation, and our wholly owned subsidiary, maintains our cash reserves. We are currently carrying reserves of approximately $130,000, of which approximately $130,000 is designated for Regulatory States and the remainder is for non-regulatory states.

During the six months ended June 30, 2023 and 2022, our actual claims outflows have been approximately 33% and 41%, respectively, of extended warranty revenues. We are striving to fund our reserves with 40% of premiums received from selling warranty contracts. We expect continued growth of our reserves as MHHC Warranty and Services, Inc. expands dealership sales. For our reserves for Regulatory States, during the six months ended June 30, 2023 and 2022, we requested and received $26,000 and $0, respectively, for reimbursement of claims expenses paid. We intend to continue to increase our cash reserves for Regulatory States until they reach an adequate level for the assessed risk of future claims on outstanding contracts.

In order to comply with Regulatory State requirements, the Company maintains a CLP/CLIP policy, which serves as a backup to our cash reserves, with Plateau, an A-rated carrier for reinsurance coverage. Should the Company as a whole default or become insolvent, the CLP/CLIP would cover any filed claims which the Company was not able to pay. Our risk protections are redundant, our track record in covering claims is consistent, our reserves are being established, and we have ample access to additional credit before MHHC would invoke its Contract Liability Policy.

Going Concern

The Company’s continuation as a going concern is dependent on its ability to generate sufficient cash flows from operations to meet its obligations, in which it has not been successful, and/or obtaining additional financing from its shareholders or other sources, as may be required.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern; however, the above conditions raise substantial doubt about the Company’s ability to do so. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Management is endeavoring to increase revenue-generating operations. While priority is on generating cash from operations through the sale of the Company’s products, management is also seeking to raise additional working capital through various financing sources, including the sale of the Company’s equity and/or debt securities, which may not be available on commercially reasonable terms if at all. If such financing is not available on satisfactory terms, we may be unable to continue our business as desired and our operating results will be adversely affected. In addition, any financing arrangement may have potentially adverse effects on us and/or our stockholders. Debt financing (if available and undertaken) will increase expenses, must be repaid regardless of operating results and may involve restrictions limiting our operating flexibility. If we issue equity securities to raise additional funds, the percentage ownership of our existing stockholders will be reduced, and the new equity securities may have rights, preferences or privileges senior to those of the current holders of our Common Stock.

Management has undertaken efforts to improve upon the Company’s going concern issue. As of September 25, 2023, our year-to-date extended service contract sales increased to approximately $2.4 million (subject to deferred revenue accounting treatment as attributed to extended service contracts beyond one year terms) as of September 25, 2023, as compared to $423,702.40 for the full nine months ended September 30, 2022. As of September 25, 2023 accounts receivable stand at approximately $1.3 million, with approximately $1.13 million in payments collected, year-to-date. The Company’s management and personnel use diligent efforts to enhance the collection of all outstanding receivables, and management believes in its ability to achieve this goal. Based on forecasted sales for the remainder of the year, management anticipates accounts receivable to increase to over $4 million by the end of 2023.

Furthermore, our net operating cash has seen a significant improvement. We have an increase of a total of 21,520 new contracts in the six months ended June 30, 2023 when compared to the six months ended June 30, 2022, consisting of 18,160 new warranty policy contracts and 3,360 new agent policy contracts, illustrating a substantial increase in our revenue-generating activities. To bolster our operational resilience and enhance our underwriting support, we have implemented redundancy measures. Additionally, we have allocated capital to hire competent sales staff to effectively capitalize on growth and expansion opportunities in new business ventures.

These strategic initiatives are not only aimed at enhancing our operational efficiency but are carefully crafted with a view to augmenting shareholder value. By focusing on revenue growth, strengthening our operational foundations, and expanding our market presence, management believes we are positioning MHHC Enterprises, Inc. for a prosperous future.

Management remains committed to transparent communication and is confident that these efforts will positively impact our financial position, address and assuage concerns, and instill confidence in our stakeholders.

Management’s efforts to remediate our going concern issue are further described above under “Management Update.” See also Note 11 to the accompanying financial statements contained in this Report.

Critical Accounting Policies and Estimates

Our consolidated financial statements and related public financial information are based on the application of generally accepted accounting principles in the United States (“GAAP”). GAAP requires the use of estimates, assumptions, judgments, and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenues and expense amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and financial condition. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently and conservatively applied. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We continue to monitor significant estimates made during the preparation of our financial statements.

Our significant accounting policies are summarized in Note 3 of our financial statements. While all of these significant accounting policies impact our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates. Our management believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on our results of operations, financial position or liquidity for the periods presented in this Offering Circular.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in the accompanying consolidated financial statements include the allowance for doubtful accounts, valuation of software, valuation of loss contingencies, warranty reserve liability for assurance warranties, valuation of stock-based compensation and the valuation allowance on deferred tax assets. Actual results may differ from these estimates.

Revenue Recognition and Contract Liabilities

The Company follows Accounting Standards Codification 606 (“ASC 606”). ASC 606 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASC also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer purchase orders, including significant judgments.

Revenues are derived from several warranty categories. Extended warranty revenues are derived from warranty fees received in exchange for providing fixed-term warranty coverage on audio and visual equipment and consumer handheld electronics products that extends beyond the warranty coverage period included by the manufacturer of the product. The extended warranties are sold wholesale to agents that resell them to direct retail outlets. Extended warranty revenue is recognized over time on a pro-rata basis over the applicable extended warranty period, ranging from one to five years. The extended warranty period begins at the end of the manufacturer’s warranty period, which typically lasts one year. Monthly warranty revenues are derived from monthly fees received in exchange for providing coverage for residential appliances on a month-to-month basis, and which coverage is cancellable at any time or on short notice by the consumer beneficiary. Accidental damage protection (“ADP”) warranty revenues are derived from warranty fees received in exchange for providing fixed-term coverage on electrical products beginning from inception or receipt of the covered product without regard to any separate manufacturer-provided warranty coverage. Assurance warranty revenues are fees received from a manufacturer in exchange for guaranteeing products to the consumer on behalf of the manufacturer.

Contract liabilities represent the amount of extended warranty fees and accidental damage protection fees received in excess of the portion recognized as revenue and are included in current and non-current liabilities in the accompanying consolidated balance sheets. Contract liabilities shall be recognized in future revenues on a straight-line basis over the respective terms of the extended warranty periods ranging from one to five years subsequent to the end of the manufacturer’s warranty period and the accidental damage protection periods ranging from three months to four years.

For customers for which the Company is providing warranty coverage on behalf of the manufacturer (assurance warranties), revenue is recognized at the point in time the product is sold by the manufacturer. Concurrently, a warranty reserve liability equal to the estimated future claims is also recognized. There are no separate performance obligations.

Item 2.	Other Information

None.

Item 3.	Financial Statements

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

Page

Condensed Consolidated Balance Sheets as of June 30, 2023 (Unaudited) and December 31, 2022	F-2

Condensed Consolidated Statements of Operations for the Six Months Ended	F-3
June 30, 2023 and 2022 (Unaudited)

Condensed Consolidated Statements of Changes in Stockholders' Deficit for the Six Months Ended	F-4
June 30, 2023 and 2022 (Unaudited)

Condensed Consolidated Statements of Cash Flows for the Six Months Ended	F-5
June 30, 2023 and 2022 (Unaudited)

Notes to Condensed Consolidated Financial Statements (Unaudited)	F-6

MHHC ENTERPRISES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2023	2022
	(unaudited)
Assets

Current assets:
Cash	$104,505	$11,468
Restricted cash	130,012	117,178
Accounts receivable	1,541,197	337,185
Prepaid expenses and other current assets	8,019	—

Total current assets	1,783,733	465,831

Property and equipment, net	32	389
Software	217,445	161,591

Total assets	$2,001,210	$627,811

Liabilities and Stockholders' Deficit

Current liabilities:
Accrued expenses	$285,574	$302,716
Contract liabilities, current portion	1,022,726	438,971
Warranty claims payable	—	113,927
Warranty reserve liability	5,697	5,350
Notes payable, current portion, net of debt discount of $7,474 and $13,578, respectively	99,458	133,142
Loans payable - related parties	165,765	103,270
Total current liabilities	1,579,220	1,097,376

Contract liabilities	2,564,841	1,417,886
Notes payable, net of debt discount of $1,501 and $623, respectively	690,346	649,444

Total liabilities	4,834,407	3,164,706

Commitments and contingencies - See Note 9

Stockholders' deficit:

Preferred stock - 500,000 shares authorized:
Preferred stock - Series A, $0.0001 par value, 500,000 shares designated, issued and outstanding	50	50

Common stock, par value $0.001 per share; 400,000,000 shares authorized; 25,134,470 and 24,134,470 shares issued and outstanding, respectively	25,135	24,135
Additional paid-in capital	10,398,253	10,361,953
Accumulated deficit	(13,256,635)	(12,923,033)

Total stockholders' deficit	(2,833,197)	(2,536,895)

Total liabilities and stockholders' deficit	$2,001,210	$627,811

The accompanying notes are an integral part of the condensed consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	For the Six Months Ended
	June 30,
	2023	2022
Revenues:
Extended warranty revenues	$346,778	$259,514
Monthly warranty revenues	42,000	—
Accidental damage protection warranty revenues	22,114	—
Assurance warranty revenues	6,936	11,335
Total revenues	417,828	270,849

Cost of revenues:
Claims expense	114,364	105,238
Warranty reserve expense	347	567
Total cost of revenues	114,711	105,805

Gross profit	303,117	165,044

Operating expenses:
General and administrative	556,161	940,852
Total operating expenses	556,161	940,852

Operating loss	(253,044)	(775,808)

Other income (expense):
Interest income	2,802	46
Interest expense	(85,260)	(42,963)
Forgiveness of debt and accrued interest	1,900	36,139
Total other expense, net	(80,558)	(6,778)

Loss before income taxes	(333,602)	(782,586)

Provision for income taxes	—	—

Net loss	$(333,602)	$(782,586)

Net loss per share:
Basic and diluted	$(0.01)	$(0.05)

Weighted average number of common shares outstanding:
Basic and diluted	24,957,674	14,313,296

The accompanying notes are an integral part of the condensed consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(unaudited)

	Series A Preferred Stock		Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance - December 31, 2022	500,000	$50	24,134,470	$24,135	$10,361,953	$(12,923,033)	$(2,536,895)

Common shares issued for software development	—	—	1,000,000	1,000	36,300	—	37,300

Net loss	—	—	—	—	—	(333,602)	(333,602)

Balance - June 30, 2023 (unaudited)	500,000	$50	25,134,470	$25,135	$10,398,253	$(13,256,635)	$(2,833,197)

	Series A Preferred Stock		Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance - December 31, 2021	500,000	$50	10,136,500	$10,137	$10,082,662	$(11,975,283)	$(1,882,434)

Stock-based compensation	—	—	14,000,000	14,000	279,289	—	293,289

Net loss	—	—	—	—	—	(782,586)	(782,586)

Balance - June 30, 2022 (unaudited)	500,000	$50	24,136,500	$24,137	$10,361,951	$(12,757,869)	$(2,371,731)

The accompanying notes are an integral part of the condensed consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	For the Six Months Ended
	June 30,
	2023	2022

Cash Flows From Operating Activities:
Net loss	$(333,602)	$(782,586)
Adjustments to reconcile net loss to net cash provided by (used in)
operating activities:
Share-based compensation	—	293,289
Depreciation	357	356
Interest and amortization of debt discount	28,371	1,392
Forgiveness of debt and accrued interest	(1,900)	(36,139)
Changes in operating assets and liabilities:
Accounts receivable	(1,204,012)	(35,414)
Prepaid expenses and other current assets	(8,019)	(710)
Warranty claims payable	(113,927)	9,128
Accrued expenses	(5,742)	50,126
Contract liabilities	1,730,710	191,310
Warranty reserve liability	347	566
Net cash provided by (used in) operating activities	92,583	(308,682)

Cash Flows From Investing Activities:
Disbursements for software development	(28,054)	—
Net cash used in investing activities	(28,054)	—

Cash Flows From Financing Activities:
Proceeds from notes payable	60,788	197,906
Repayments of notes payable	(81,941)	(22,105)
Advances received from related parties	117,496	—
Repayments of advances received from related parties	(55,001)	—
Net cash provided by financing activities	41,342	175,801

Net increase (decrease) in cash and restricted cash	105,871	(132,881)

Cash and restricted cash at beginning of period	128,646	284,214

Cash and restricted cash at end of period	$234,517	$151,333

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$43,260	$29,790
Cash paid for taxes	$—	$—

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Common shares issued for software development	$37,300	$—

The following table provides a reconciliation of cash and restricted cash reported within the accompanying consolidated balance sheets to the total amounts shown in consolidated statements of cash flows above:
Cash	$104,505	$62,875
Restricted cash	130,012	88,458
Total cash and restricted cash	$234,517	$151,333

The accompanying notes are an integral part of the condensed consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2023

(unaudited)

NOTE 1 — NATURE OF OPERATIONS

Overview

MHHC Enterprises, Inc. (“MHHC” or the “Company”) offers its Extended Service Contract (“ESC”) in over 1,000 retail locations and online as well. MHHC is a provider of warranty coverage and related help desk and warranty insurance administration services for a wide variety of industries and consumers. The Company began operations providing product warranties to manufacturers and wholesale distributors of the covered products, which in turn resell these warranties to retail outlets and e-commerce portals. The retailers and e-commerce portals then sell the warranties to the end-user consumers. We also began offering warranty products directly to consumers in 2023. The Company creates and specializes in warranty service programs for a variety of manufacturers and industries including heating, ventilating and air conditioning (HVAC), a utility company which provides home appliance warranties to its customer base, and computer and electronics sellers who supply such products to educational institutions and other organizations and provide accidental damage protection on such products. MHHC is a provider of call center "on-shoring" by creating jobs in the United States for professional phone representatives, including both sales and customer service employees. The Company’s call center processes claims and service calls with skilled professionals consistently offering warranty support solutions for a variety of businesses. MHHC prides itself in offering troubleshooting solutions over the phone and developing processes to eliminate overhead costs of shipping and timely repairs on approved claims. The highly skilled staff at MHHC consistently provide mission-critical solutions and results that assist industries and manufacturers in driving down warranty support and repair costs for their organization.

The types of warranty coverage the Company offers can generally be divided into four categories: (1) extended warranties (ESC), which provide fixed-term warranty coverage on products that extends beyond the warranty coverage period included by the manufacturer of the product; (2) monthly warranties, which provide coverage on a month-to-month basis in exchange for a monthly fee, and which is cancellable at any time or on short notice by the consumer beneficiary; (3) accidental damage protection (“ADP”) warranties, which provide a fixed term of coverage beginning from inception or receipt of the covered product without regard to any separate manufacturer-provided warranty coverage; and (4) assurance warranties, which cover claims for warranties involving the general performance or function of the covered product.

Basis of Presentation

The interim unaudited condensed financial statements included herein reflect all material adjustments (consisting of normal recurring adjustments and reclassifications and non-recurring adjustments) which, in the opinion of the Company’s management, are ordinary and necessary for a fair presentation of results for the interim periods. Certain information and footnote disclosures required under generally accepted accounting principles in the United States of America (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The Company’s management believes the disclosures are adequate to make the information presented not misleading.

The condensed balance sheet information as of December 31, 2022 was derived from the Company’s annual report on Form 1-K for the fiscal year ended December 31, 2022 (“2022 Annual Report”), filed with the SEC pursuant to Rule 257 of Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), on May 18, 2023. These interim unaudited condensed financial statements should be read in conjunction with the 2022 Annual Report. The results of operations for the six months ended June 30, 2023 are not necessarily indicative of the results to be expected for the entire fiscal year or for any other period.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2023

(unaudited)

NOTE 2 — GOING CONCERN AND MANAGEMENT’S LIQUIDITY PLANS

As of June 30, 2023, the Company had cash of $104,505 and an accumulated deficit of $13,256,635. During the six months ended June 30, 2023, the net loss was $333,602 and net cash provided by operating activities was $92,583. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for one year from the issuance of the consolidated financial statements.

During the six months ended June 30, 2023, the Company received proceeds of $60,788 from the issuance of notes payable and advances of $62,495, net of repayments, from related parties.

The Company has experienced net losses during 2023 and 2022 and negative cash flows from operations during 2022. The Company’s ability to continue and expand upon its operations as planned is dependent upon its ability to obtain additional capital through public or private equity offerings, debt financings or other sources; however, financing may not be available to the Company on acceptable terms, or at all. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategy, and the Company may be forced to curtail or cease operations.

Management’s plans regarding these matters encompass the following actions: 1) obtain funding from new investors from a combination of debt and equity offerings in order to alleviate the Company’s working capital deficiency, including potentially through its Regulation A offering described under Note 9 – Stockholders’ Deficit – “Offering Statement”, 2) implement its business plan to increase revenues by expanding the services we offer and growing and diversifying our customer base, and 3) reduce costs while continuing to focus on procuring competent sales personnel to drive new contracts and revenue growth. For example, the Company is implementing its plan to no longer be dependent on a single customer for nearly all of its revenue. As reflected in the table in Note 11, the Company now has a second major customer, accounting for 10% of its revenue during the six months ended June 30, 2023. Accounts receivable included two customers that comprised 95.8% of accounts receivable as of June 30, 2023 whereas a single customer comprised 98.1% of accounts receivable at December 31, 2022.

The Company’s continued existence is dependent upon its ability to obtain additional funding sources, to continue to expand upon and diversify its customer base, and to develop profitable operations. However, the outcome of management’s plans cannot be determined with any degree of certainty.

Accordingly, the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business for one year from the date the consolidated financial statements are issued. The carrying amounts of assets and liabilities presented in the consolidated financial statements do not necessarily purport to represent realizable or settlement values. The consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

As of the date of this report, the Company has experienced delays in collecting its accounts receivable and cancelation of potential additional ESC opportunities as a result of the negative impact on the economy of inflation, central bank interest rate hikes and bank failures in 2023, and the longer these adverse developments continue, or if they magnify and/or give rise to a recession, there may be additional impacts. Although the Company cannot estimate the length or gravity of the impacts of these events at this time, if these developments continue, they may have a material adverse effect on the Company’s results of future operations, financial position, liquidity, ability to raise capital and capital resources, and those of the third parties on which the Company relies for the remainder of 2023 and beyond.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2023

(unaudited)

NOTE 3 — ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in the accompanying consolidated financial statements include the allowance for doubtful accounts, valuation of software, valuation of loss contingencies, warranty reserve liability for assurance warranties, valuation of stock-based compensation and the valuation allowance on deferred tax assets. Actual results may differ from these estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of MHHC Enterprises, Inc. and its wholly owned subsidiaries MHHC Warranty and Services, Inc., ONBLi, Inc., MHHC Reinsurance, Inc. and Warranty Your World, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 825-10, “Financial Instruments” (“ASC 825-10”) requires disclosure of the fair value of certain financial instruments. The estimated fair value of certain financial instruments, including accounts receivable, accrued expenses and warranty claims payable are carried at historical cost basis, which approximates their fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at June 30, 2023 and December 31, 2022. The Company maintains its cash in banks insured by the Federal Deposit Insurance Corporation in accounts that at times may be in excess of the federally insured limit of $250,000 per bank. At June 30, 2023 and December 31, 2022, the uninsured balances amounted to $0.

The Company’s reinsurance provider for warranty policies sold in states that regulate the warranty and insurance industry requires the Company to fund and maintain cash reserves in a separate bank account controlled by the reinsurance provider. These funds are reflected as restricted cash in the accompanying consolidated balance sheet.

For warranty policies sold in states that do not regulate the warranty and insurance industry, the Company sets aside discretionary reserves. These funds are included in cash in the accompanying consolidated balance sheet.

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities.
●	Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2023

(unaudited)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consists of unsecured trade accounts with customers (See Note 11). The Company monitors outstanding receivables based on factors surrounding the credit risk of specific customers, historical trends, and other information. The allowance for doubtful accounts is estimated based on an assessment of the Company’s ability to collect on customer accounts receivable. There is judgment involved with estimating the allowance for doubtful accounts, and if the financial condition of the Company’s customers were to deteriorate, resulting in their inability to make the required payments, the Company may be required to record additional allowances or charges against revenues. The Company has not historically experienced significant credit or collection problems with its customers. At June 30, 2023 and December 31, 2022, no allowance for doubtful accounts relating to the Company’s accounts receivable was deemed necessary.

Property and Equipment

Property and equipment consists of computer equipment and is recorded at cost. Repairs and maintenance costs are expensed as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. The estimated useful life for computer equipment is three years.

Long-Lived Assets

The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The test for impairment is required to be performed by management at least annually. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted operating cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Software Development Costs

The Company is developing software technology to meet internal needs and developing applications that shall be used to deliver the Company’s services. The Company capitalizes development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization ceases at the point the software project is substantially complete and ready for its intended use, and after all substantial testing is completed. Upgrades and enhancements are capitalized if it is probable that those expenditures will result in additional functionality. Amortization shall be provided for on a straight-line basis over the expected useful lives of the internal-use software development costs and related upgrades and enhancements. When existing software is replaced with new software, the unamortized costs of the old software are expensed when the new software is ready for its intended use.

Income Taxes

The Company accounts for its income taxes in accordance with accounting principles generally accepted in the United States of America, which requires, among other things, recognition of future tax benefits and liabilities measured at enacted rates attributable to temporary differences between financial statement and income tax bases of assets and liabilities and to net tax operating loss carryforwards to the extent that realization of these benefits is more likely than not. The Company periodically evaluates the realizability of its net deferred tax assets. The Company’s policy is to account for interest and penalties relating to income taxes, if any, in “income tax expense” in its consolidated statements of operations and include accrued interest and penalties within “accrued liabilities” in its consolidated balance sheets, if applicable. For the six months ended June 30, 2023 and 2022, no income tax related interest or penalties were assessed or recorded.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2023

(unaudited)

Revenue Recognition and Contract Liabilities

The Company follows Accounting Standards Codification 606 (“ASC 606”). ASC 606 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASC also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer purchase orders, including significant judgments.

Revenues are derived from several warranty categories. Extended warranty revenues are derived from warranty fees received in exchange for providing fixed-term warranty coverage on audio and visual equipment and consumer handheld electronics products that extends beyond the warranty coverage period included by the manufacturer of the product. The extended warranties are sold wholesale to agents that resell them to direct retail outlets. Extended warranty revenue is recognized over time on a pro-rata basis over the applicable extended warranty period, ranging from one to five years. The extended warranty period begins at the end of the manufacturer’s warranty period, which typically lasts one year. Monthly warranty revenues are derived from monthly fees received in exchange for providing coverage for residential appliances on a month-to-month basis, and which coverage is cancellable at any time or on short notice by the consumer beneficiary. Accidental damage protection (“ADP”) warranty revenues are derived from warranty fees received in exchange for providing fixed-term coverage on electrical products beginning from inception or receipt of the covered product without regard to any separate manufacturer-provided warranty coverage. Assurance warranty revenues are fees received from a manufacturer in exchange for guaranteeing products to the consumer on behalf of the manufacturer.

Contract liabilities represent the amount of extended warranty fees and accidental damage protection fees received in excess of the portion recognized as revenue and are included in current and non-current liabilities in the accompanying consolidated balance sheets. Contract liabilities shall be recognized in future revenues on a straight-line basis over the respective terms of the extended warranty periods ranging from one to five years subsequent to the end of the manufacturer’s warranty period and the accidental damage protection periods ranging from three months to four years.

For customers for which the Company is providing warranty coverage on behalf of the manufacturer (assurance warranties), revenue is recognized at the point in time the product is sold by the manufacturer. Concurrently, a warranty reserve liability equal to the estimated future claims is also recognized. There are no separate performance obligations.

Cost of Revenues

Cost of revenues includes claims expense and warranty reserve expense. For extended warranties, ADP warranties and monthly warranties, claims expense is recognized as claims occur and is recognized in the period in which the claim originates. For manufacturer warranties, warranty reserve expense is recognized at the beginning of the warranty period to establish an estimated warranty reserve liability. Claims for manufacturer warranties reduce the warranty reserve liability.

Stock-Based Compensation Expense

Stock-based compensation expense is measured at the grant date fair value of the award and is expensed over the requisite service period. For stock-based awards to employees, non-employees and directors, the Company calculates the fair value of the award on the date of grant using the Black-Scholes option pricing model, which includes variables such as the expected volatility of the Company’s share price, the exercise behavior of its grantees, interest rates, and dividend yields. These variables are projected based on the Company’s historical data, experience, and other factors. In the case of awards with multiple vesting periods, the Company has elected to use the graded vesting attribution method, which recognizes compensation cost on a straight-line basis over each separately vesting portion of the award as if the award was, in substance, multiple awards.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2023

(unaudited)

Net Loss per Common Share

Net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share, if presented, would include the dilution that would occur upon the exercise or conversion of all potentially dilutive securities into common stock using the “treasury stock” and/or “if converted” methods as applicable.

The computation of basic and diluted income (loss) per share excludes potentially dilutive securities when their inclusion would be anti-dilutive, or if their exercise prices were greater than the average market price of the common stock during the period.

There were no potentially dilutive securities outstanding during the periods presented.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which significantly changes how entities will measure credit losses for most financial assets, including accounts receivable. ASU No. 2016-13 will replace today’s “incurred loss” approach with an “expected loss” model, under which companies will recognize allowances based on expected rather than incurred losses. On November 15, 2019, the FASB delayed the effective date of Topic 326 for certain small public companies and other private companies until fiscal years beginning after December 15, 2022 for SEC filers that are eligible to be smaller reporting companies under the SEC’s definition, as well as private companies and not-for-profit entities. ASU 2016-13 became effective for the Company on January 1, 2023. The adoption of this update did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In March 2022, the FASB issued ASU No. 2022-02, “Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures”. The guidance was issued as improvements to ASU No. 2016-13 described above. The vintage disclosure changes require an entity to disclose current-period gross write-offs by year of origination for financing receivables. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The amendments should be applied prospectively. ASU 2022-02 became effective for the Company on January 1, 2023. The adoption of this update did not have a material impact on the Company’s consolidated financial statements and related disclosures.

There are other various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

NOTE 4 — PROPERTY AND EQUIPMENT

Property and equipment and related accumulated depreciation are summarized in the table below:

	June 30,	December 31,
	2023	2022
Computer equipment	$2,140	$2,140
Less: accumulated depreciation	(2,108)	(1,751)
Property and equipment, net	$32	$389

Depreciation expense was $357 and $356 for the six months ended June 30, 2023 and 2022, respectively.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2023

(unaudited)

NOTE 5 — SOFTWARE

The Company is developing software technology and applications to allow businesses and consumers to purchase extended warranty products and upload proof of purchase of products covered under warranties. The Company is also developing software for an e-commerce platform that will include proprietary algorithms to connect individuals with their precise products and goods. These software development costs shall be used to meet internal needs and the applications shall be used to deliver the Company’s services. Software and related accumulated amortization are summarized in the table below:

	June 30,	December 31,
	2023	2022
Warranty your world software	$51,520	$31,785
ONBLi software	165,925	129,806
Less: accumulated amortization	—	—
Software, net	$217,445	$161,591

The software technology is still being developed and therefore the assets have not yet been placed in service. Accordingly, amortization expense for the six months ended June 30, 2023 and 2022 was $0.

Total estimated future amortization expense for software assets shall be disclosed when the assets are placed in service.

NOTE 6 — ACCRUED EXPENSES

Accrued expenses are summarized in the table below:

	June 30,	December 31,
	2023	2022
Accrued payroll and related costs	$10,916	$2,801
Accrued interest payable	57,615	46,013
Accrued professional fees	55,124	62,683
Accrued reinsurance fees	116,631	91,290
Accrued software costs	949	48,269
Other	44,339	51,660
Total accrued expenses	$285,574	$302,716

NOTE 7 — NOTES PAYABLE

Notes payable were comprised of the following as of June 30, 2023 and December 31, 2022:

	June 30,	December 31,
	2023	2022
EIDL note payable (due July 1, 2050)	$494,300	$494,300
EIDL note payable (due July 31, 2050)	132,300	132,300
OnDeck note payable	145,533	141,283
Everest note payable	26,646	28,904
Total notes payable	798,779	796,787
Less unamortized debt discount	(8,975)	(14,201)
Total notes payable, net of unamortized debt discount	789,804	782,586
Less current portion	(99,458)	(133,142)
Long-term portion	$690,346	$649,444

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2023

(unaudited)

On July 8, 2020, MHHC Warranty and Services, Inc. executed the standard loan documents for an Economic Injury Disaster Loan (“EIDL”) from the U.S. Small Business Administration in light of the impact of the COVID-19 pandemic on the Company. Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the principal amount of the EIDL received was $123,500, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum. Installment payments, including principal and interest, are due monthly beginning July 8, 2021 (twelve months from the date of the SBA Loan Agreement) in the amount of $593. On March 15, 2021, the initial payment date was extended 12 months to July 8, 2022. On August 19, 2021, the EIDL was amended whereby the Company received additional cash proceeds of $370,800 and, accordingly, the monthly payment was changed to $2,461. On September 8, 2022, the initial payment date was extended an additional 6 months to January 23, 2023. The balance of principal and interest is payable thirty years from the date of the SBA Loan Agreement. At June 30, 2023 and December 31, 2022, the remaining carrying value of the note was $494,300. At June 30, 2023 and December 31, 2022, accrued interest on the note was $31,648 and $30,445, respectively, and is included in accrued expenses on the accompanying consolidated balance sheets.

On August 7, 2020, MHHC Enterprises, Inc. executed the standard loan documents for an EIDL from the U.S. Small Business Administration in light of the impact of the COVID-19 pandemic on the Company. Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the principal amount of the EIDL received was $132,300, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum. Installment payments, including principal and interest, are due monthly beginning August 7, 2021 (twelve months from the date of the SBA Loan Agreement) in the amount of $646. On March 15, 2021, the initial payment date was extended 12 months to August 7, 2022. On September 8, 2022, the initial payment date was extended an additional 5 months to January 6, 2023. During March 2023, the Company was awarded a Hardship Accommodation Plan whereby the monthly payments due on the loan were decreased by 90% to $64.60 for a period of six months. The balance of principal and interest is payable thirty years from the date of the SBA Loan Agreement. At June 30, 2023 and December 31, 2022, the remaining carrying value of the note was $132,300. At June 30, 2023 and December 31, 2022, accrued interest on the note was $13,751 and $11,853, respectively, and is included in accrued expenses on the accompanying consolidated balance sheets.

On February 17, 2021, MHHC Warranty and Services, Inc. received proceeds of $35,700 from the Paycheck Protection Program (“PPP”) administered by the U.S. Small Business Administration in exchange for a promissory note. The note has a maturity date of February 17, 2026 and bears 1% interest per annum. Payments of the Loan shall be deferred until the date on which the amount of forgiveness determined under the CARES Act, as amended by the Economic Aid Act, or the Small Business Act, is remitted to the Lender. If the Company fails to apply for forgiveness within 10 months after the last day of the Covered Period (as defined in the Small Business Act, as amended by the Economic Aid Act), principal and interest payments will commence 10 months from the last day of the Covered Period. All remaining principal and accrued interest was due and payable at the maturity date of the note. In April 2022, the Company applied for loan forgiveness for this loan from the U.S. Small Business Administration. On May 12, 2022, the outstanding principal and accrued interest due on the note was forgiven. Accordingly, on that date, the Company recognized a gain on forgiveness of debt of $36,139.

On February 25, 2022, the Company issued a note payable to ODK Capital, LLC (“OnDeck”) with a face value of $206,152 in exchange for cash proceeds of $197,906, representing an original issue discount of $8,246. The note required 104 weekly payments (including principal and interest) of $3,053 commencing March 4, 2022 for a total of $317,475, with a final maturity date of February 25, 2024. The imputed interest rate on the note was 46.5% per annum. The debt discount was being amortized to interest expense using the effective interest method. On January 30, 2023, the Company issued a note payable to OnDeck with a face value of $170,000 in exchange for settling the remaining balance due on the February 25, 2022 note of $134,028 and additional cash proceeds of $30,872 (total of $164,900), representing an original issue discount of $5,100. The note requires 104 weekly payments (including principal and interest) of $2,370 commencing February 6, 2023 for a total of $246,500, with a final maturity date of January 28, 2025. The imputed interest rate on the note is 39.5% per annum. The debt discount is being amortized to interest expense using the effective interest method. During the six months ended June 30, 2023 and 2022, the Company amortized $5,825 and $1,392, respectively, of debt discount to interest expense. During the six months ended June 30, 2023 and 2022, the Company made payments totaling $61,985 and $51,895, of which $30,263 and $29,790 was expensed to Interest expense and $31,722 and $22,105, respectively, was a reduction of the principal balance. As of June 30, 2023 and December 31, 2022, the remaining balance due on the notes payable was $145,533 and $141,283, before the unamortized debt discount of $4,062 and $4,787, respectively.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2023

(unaudited)

On September 13, 2022, the Company issued a note payable to Everest Business Funding (“Everest”) with a face value of $56,000 in exchange for cash proceeds of $38,755, representing an original issue discount of $17,245. The note required 31 weekly payments (including principal and interest) of $1,806 commencing September 21, 2022 for a total of $56,000, with a final maturity date of April 19, 2023. The imputed interest rate on the note was 127.7% per annum. The debt discount was being amortized to interest expense using the effective interest method. On March 9, 2023, the Company issued a note payable to Everest with a face value of $58,800 in exchange for settling the remaining balance due on the September 13, 2022 note of $12,645 and additional cash proceeds of $28,110 (total of $40,755), representing an original issue discount of $18,045. The note requires 31 weekly payments (including principal and interest) of $1,897 commencing March 16, 2023 for a total of $58,800, with a final maturity date of October 12, 2023. The imputed interest rate on the note is 128.4% per annum. The debt discount is being amortized to interest expense using the effective interest method. During the six months ended June 30, 2023, the Company amortized $22,546 of debt discount to interest expense. During the six months ended June 30, 2023, the Company made payments totaling $50,219, of which $17,739 was expensed to Interest expense and $32,480 was a reduction of the principal balance. As of June 30, 2023 and December 31, 2022, the remaining balance due on the notes payable was $26,646 and $28,903, before the unamortized debt discount of $4,913 and $9,414, respectively.

At June 30, 2023 and December 31, 2022, the remaining carrying value of notes payable was $789,804 and $782,586, net of debt discount of $8,975 and $14,201, respectively. At June 30, 2023 and December 31, 2022, accrued interest payable of $45,400 and $42,297, respectively, was outstanding on the notes.

NOTE 8 — RELATED PARTY TRANSACTIONS

Loans Payable – Related Parties

The Company’s officers and directors have provided advances to the Company that are unsecured and are due on demand. Interest is being accrued on the advances at the rate of Prime plus 4%, based on the average daily balance. During the six months ended June 30, 2023 and 2022, the Company received aggregate proceeds from advances of $117,496 and made repayments of $55,001. At June 30, 2023 and December 31, 2022, the Company owed $165,765 and $103,270, respectively, for related party advances. At June 30, 2023 and December 31, 2022, accrued interest on the advances was $12,215 and $3,612, respectively, and is included in accrued expenses on the accompanying consolidated balance sheets.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

Employment Agreement

On April 23, 2021, the Company entered into an employment agreement with an individual to become the Chief Executive Officer of ONBLi, Inc. The Executive shall be compensated upon the completion of certain Triggering Events including: (i) 1,000,000 common shares of the Company upon successful launch of ONBLi.com as a fully functional e-commerce website; and (ii) 4,000,000 common shares of the Company to be issued in tranches of 1,000,000 common shares upon each $1,000,000 of gross revenues generated through ONBLi.com. The value of the aforementioned grants is based on the grant date price of $0.0373 per share, resulting in a fair value of $37,300 for item (i) and $149,200 for item (ii). In addition, the Executive is eligible for additional compensation upon successful acquisition of Acquisition Targets including a salary of $180,000 - $250,000 per year, provided that one or more of the acquired Acquisition Targets in aggregate generate enough net profits to sustain such salary. The awards are performance based and, accordingly, are accrued when it is probable the respective performance condition shall be achieved. As of June 30, 2023 and December 31, 2022, the estimated probability of the development of the ONBLi.com website for purposes of determining the accrued amounts was approximately 100% and 25%, respectively, completed. Accordingly, the remaining $27,800 was capitalized as Software and accrued expenses were decreased by $9,500, with corresponding increases in common shares of $1,000 and additional paid-in capital of $36,300 during the six months ended June 30, 2023.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2023

(unaudited)

Regulations and Reserves

The Company is subject to extensive supervision and regulation in the U.S. states in which our warranty company subsidiary operates. This is particularly true in those states in which our warranty subsidiary is licensed. The supervision and regulation relates to numerous aspects of our business and financial condition. The primary purpose of the supervision and regulation is the protection of our warranty holders. The extent of regulation varies, but generally is governed by state statutes. These statutes delegate regulatory, supervisory and administrative authority to state insurance departments. This system of regulation covers, among other things: (i) standards of solvency, including risk-based capital measurements; (ii) restrictions on the nature, quality and concentration of investments; and (iii) restrictions on the types of terms that we can include in the warranties we offer.

The statutes or the state insurance department regulations may affect the cost or demand for our products and may impede the Company from obtaining rate increases or taking other actions the Company might wish to take to increase profitability. Further, the Company may be unable to maintain all required licenses and approvals and our business may not fully comply with the wide variety of applicable laws and regulations or the relevant authority's interpretation of the laws and regulations. Also, regulatory authorities have discretion to grant, renew or revoke licenses and approvals subject to the applicable state statutes and appeal process. If the Company does not have the requisite licenses and approvals (including in some states the requisite secretary of state registration) or does not comply with applicable regulatory requirements, the insurance regulatory authorities could stop or temporarily suspend the Company from carrying on some or all of its activities or invoke monetary penalties.

In order to comply with Regulatory State requirements, the Company maintains a Contract Liability Insurance Policy (“CLIP”) with a reinsurance provider to insure its obligations under the extended warranty policies it sells. The reinsurance provider requires the Company to set aside in a separate bank account, which is controlled by the reinsurance provider, a percentage of warranty premiums collected from policies sold within Regulatory States. The Company engaged an actuary to analyze and review the Company’s loss claim history for extended warranty contracts sold. Based on the actuary report, the Company and the reinsurance provider agreed to a reserve percentage of 40% of premiums collected in Regulatory States. This percentage may be changed at the discretion of both the Company and the reinsurance provider as agreed upon. As of June 30, 2023 and December 31, 2022, the reserve percentage was 40%. These restricted cash reserves become unrestricted and are transferred to the Company’s operating cash accounts upon submission of proof of paid claims to the reinsurance provider and/or the expiration of warranty policies. The reinsurance policy serves as a backup to these restricted cash reserves. Should the Company as a whole default or become insolvent, the CLIP would cover any filed claims which the Company was not able to pay. As of June 30, 2023 and December 31, 2022, the restricted cash reserves were $130,012 and $117,178, respectively, which are reflected as restricted cash in the accompanying consolidated balance sheet. In addition, as of June 30, 2023 and December 31, 2022, the Company had $4 and $190, respectively, of non-restricted cash reserves, which are included in cash in the accompanying consolidated balance sheet.

Effective April 8, 2019, the Company entered into an Administration Insured Program Agreement whereby it obtained the CLIP, as discussed above, for extended warranty policies sold in Regulatory States. For years 2022 and going forward, the Company is required to pay a reinsurance premium (also referred to as a “ceding fee”) equal to 10% of the cash reserves established for each policy sold, plus premium tax, subject to a minimum annual premium of $100,000.

Lease

The Company leases an executive office suite on a month-to-month basis. During the six months ended June 30, 2023 and 2022, lease expense was $2,280 and $1,896, respectively.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2023

(unaudited)

Legal Matters

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. At June 30, 2023, there were no other pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s consolidated operations and there are no proceedings in which any of the Company’s directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to the Company’s interest.

NOTE 10 — STOCKHOLDERS’ DEFICIT

Preferred Stock

The Company is authorized to issue 500,000 shares of preferred stock, par value $0.0001 per share.

On August 7, 2018, the Company authorized the issuance of 500,000 Series A preferred stock (“Series A”), par value $0.0001 per share. As stated in the Certification of Designation, “Together, collectively and in their entirety, all Holders of Series A Preferred Stock shall have voting rights equal to exactly 51% of all voting rights available at the time of any vote”. The Series A have no conversion rights, are not entitled to dividends, and have no stated or enumerated liquidation value. The Certificate of Designation for the Series A preferred stock was filed on April 25, 2019.

At June 30, 2023 and December 31, 2022, there were 500,000 shares of Series A preferred stock issued and outstanding.

Common Stock

Authorized Shares

On May 10, 2022, the Company amended its Articles of Incorporation to change the number of authorized common shares to 400,000,000 shares of common stock, par value $0.001 per share, which has been reflected retroactively in the accompanying consolidated financial statements.

Offering Statement

On January 19, 2023, the Company’s Offering Statement on Form 1-A, which was filed pursuant to Regulation A (File Number: 024-11406), was qualified by the Securities and Exchange Commission. The Offering Statement relates to the Company’s offering of up to 100,000,000 units, at $0.50 per unit, with each unit consisting of two shares of common stock and one warrant to purchase one share of common stock at an exercise price of $0.25 per share, for maximum gross proceeds of $50,000,000 (before deducting the maximum broker discount and costs of the offering, and without giving effect to any warrant exercises). As of the date of this filing, no units have been sold to investors pursuant to the Offering Statement.

Common Stock Activity

On May 7, 2021, the Company granted 22,000,000 common shares to each of two officers of the Company (an aggregate of 44,000,000 common shares) as deferred compensation, that were scheduled to vest on May 17, 2022, subject to continued employment by the Company. Based on the quoted closing trading price of the Company’s common stock of $0.0182 on the grant date, the fair value of the compensation was $802,800, which was being amortized to expense over the vesting period. On March 15, 2022, the Company cancelled 15,000,000 of the aforementioned common shares to each of the two officers of the Company (an aggregate of 30,000,000 common shares were cancelled). Since no replacement award was issued, the cancellation of shares was accounted for as a repurchase for no consideration and, accordingly, the previously unrecognized compensation cost related to the cancelled award was recognized at the date of cancellation. On May 17, 2022, the remaining 14,000,000 common shares vested. During the six months ended June 30, 2023 and 2022, $0 and $293,289, respectively, of stock-based compensation was recognized in the accompanying consolidated statements of operations.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2023

(unaudited)

On August 10, 2022, a stockholder contributed 2,030 common shares back to the Company. Accordingly, common stock was decreased by the par value of the shares of $2 with a corresponding increase in additional paid-in capital of $2.

On February 1, 2023, 1,000,000 common shares were issued to the Chief Executive Officer of ONBLi, Inc. as compensation for the development of ONBLi.com, an e-commerce website. The value of the common shares issued is based on the grant date price of $0.0373 per share, resulting in a fair value of $37,300 (See Note 9 - “Employment Agreement”).

At June 30, 2023 and December 31, 2022, there were 25,134,470 and 24,134,470, respectively, shares of common stock outstanding.

NOTE 11 — CONCENTRATIONS

Concentration of Revenues

For the six months ended June 30, 2023 and 2022, the following customers represented more than 10% of the Company’s net revenues:

	For the Six Months Ended June 30,
	2023	2022
Customer 1	83.0%	95.8%
Customer 2	10.0%	—
Totals	93.0%	95.8%

Concentration of Accounts Receivable

As of June 30, 2023 and December 31, 2022, the following customers represented more than 10% of the Company’s accounts receivable:

	June 30,	December 31,
	2023	2022
Customer 1	72.9%	98.1%
Customer 2	22.9%	—
Totals	95.8%	98.1%

Concentration of Vendor

One vendor, who is also the Company’s largest customer, is utilized to process and service all of the Company’s claims related to extended warranties. At June 30, 2023 and December 31, 2022, the balance due to this vendor was $0 and $113,927, respectively, which is reflected as warranty claims payable on the accompanying consolidated balance sheet.

NOTE 12 — SUBSEQUENT EVENTS

In preparing these consolidated financial statements, the Company evaluated events that occurred after the consolidated balance sheet date through September 28, 2023, which is the date the consolidated financial statements were available to be issued.

Item 4.	Exhibits

Exhibit No.	Document Title	Date of File
2.1	Amended and Restated Articles of Incorporation	09/23/2020
2.2	Certificate of Change Pursuant to NRS 78.209 (stock split)	09/23/2020
2.3	Certificate of Designation of Series A Preferred Stock	04/25/2019
2.4	Certificate of Correction to Certificate of Amendment dated August 22, 2017	11/05/2021
2.5	Certificate of Correction to Certificate of Correction dated November 1, 2017	11/05/2021
2.6	Certificate of Correction to Certificate of Designation dated April 25, 2019	11/05/2021
2.7	Certificate of Correction to Certificate of Amendment dated September 23, 2020	11/05/2021
2.8	Certificate of Correction to Certificate of Change dated September 23, 2020	11/05/2021
2.9	Certificate of Amendment to Articles of Incorporation (Stock Dividend)	11/24/2021
2.10	Certificate of Correction to Amendment to Articles of Incorporation (Stock Dividend)	12/01/2021
2.11	Certificate of Amendment to Articles of Incorporation	05/09/2022
2.12	Bylaws	08/25/2016
4.1	Form of Subscription Agreement	08/25/2022
4.2	Form of Warrant Certificate	08/25/2022
4.3	Form of Warrant Agent Agreement	08/25/2022
6.1	Business Loan and Security Agreement	02/25/2022
6.2	Employment Agreement with Anderson Salgado+	04/23/2021
6.3	Master Services Agreement and Statement of Work+	01/12/2022
6.4	Form of Order Form with Dealmaker Securities, LLC	08/25/2022
7.1	Articles of Merger (incl. plan of merger)	06/15/2017

_________________________

+	Portions of this exhibit have been omitted as permitted by the rules of the SEC. The information excluded is both (i) not material and (ii) would be competitively harmful if publicly disclosed. The Company undertakes to submit a marked copy of this exhibit for review by the SEC staff, to the extent it has not been previously provided, and provide supplemental materials to the SEC staff promptly upon request.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MHHC Enterprises, Inc.

By	/s/ Frank Hawley
Frank Hawley Chief Executive Officer
Date: October 6, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Frank Hawley
Frank Hawley Chief Executive Officer (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)
Date: October 6, 2023